Exhibit 12.1
HCA Inc.
Ratio of Earnings to Fixed Charges
(Dollars in millions)

	Quarters Ended
	March 31,		Years Ended December 31,
	2009	2008	2008	2007	2006	2005	2004
Earnings:
Income before income taxes	$619	$344	$1,170	$1,398	$1,863	$2,332	$2,169
Fixed charges, exclusive of capitalized interest	508	565	2,166	2,354	1,092	785	686

	$1,127	$909	$3,336	$3,752	$2,955	$3,117	$2,855

Fixed charges:
Interest charged to expense	$471	$530	$2,021	$2,215	$955	$655	$563
Interest factor on rental expense	37	35	145	139	137	130	123

	508	565	2,166	2,354	1,092	785	686
Interest capitalized	8	7	32	29	38	25	28

	$516	$572	$2,198	$2,383	$1,130	$810	$714

Ratio of earnings to fixed charges	2.18	1.59	1.52	1.57	2.61	3.85	4.00